UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-38307

RETO ECO-SOLUTIONS, INC.

(Translation of registrant’s name into English)

c/o Beijing REIT Technology Development Co., Ltd.

X-702, 60 Anli Road, Chaoyang District, Beijing

People’s Republic of China 100101

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT

On October 23, 2025, ReTo Eco-Solutions, Inc., a British Virgin Islands business company (the “Company”), entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain purchasers (the “Purchasers”), in connection with the offer and sale (the “Offering”) of an aggregate of 1,373,625 class A shares of the Company with no par value (the “Class A Shares”), at a price of US$1.16 per share, with the sale being made at US$1.04 per share, for an aggregate offering amount of US$1,428,571.

The closing of the Offering is expected to occur on or about October 28, 2025, subject to customary closing conditions. The net proceeds from the Offering is expected to be approximately $1,397,571. The Company intends to use the net proceeds to fund the growth of its business in China or other regions, acquire or invest in technologies, products and/or businesses that it believes will enhance its value as well as for working capital and general corporate purposes.

The Securities Purchase Agreement contains customary representations, warranties, and covenants made by the Company and the Purchaser. These representations, warranties, and covenants are made solely for the purpose of the Agreement and as of specific dates, and are for the exclusive benefit of the parties involved. They are subject to any limitations or conditions mutually agreed upon by the parties, and should not be construed as creating rights for any third parties.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The foregoing descriptions of the Securities Purchase Agreement, are not complete, and are qualified in their entireties by reference to the full text of such document, a copy of which is attached hereto as Exhibit 10.1.

Exhibits

Exhibit No.	Description
10.1	Form of Securities Purchase Agreement, dated as of October 23, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 23, 2025

ReTo Eco-Solutions, Inc.

By:	/s/ Xinyang Li
Name:	Xinyang Li
Title:	Chief Executive Officer

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